April 16, 2012

Securities and Exchange Commission

Public Filing Desk

100 F Street N.E.

Washington, D.C. 20549

RE:

Dunham Funds, File Numbers 333-147999 and 811-22153

Ladies and Gentlemen:

On behalf of Dunham Funds, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 23 to the Trust’s Registration Statement (the “Amendment”).  The Amendment is filed pursuant to Rule 485(a) under the Securities Act of 1933 to change the name, and revise the objective and strategy, of the Dunham Loss Averse Growth Fund, and update performance information for the other funds.

If you have any questions, please contact JoAnn Strasser at (513) 352-6725.

Very truly yours,

/s/ THOMPSON HINE LLP

THOMPSON HINE LLP